

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Gavin Michael
Chief Executive Officer
Bakkt Holdings, Inc.
10000 Avalon Boulevard, Suite 1000
Alpharetta, Georgia 30009

>   **Re: Bakkt Holdings, Inc.**
>   **Post-Effective Amendment No. 2 to Form S-1 on Form S-3**
>   **Filed April 21, 2023**
>   **Response Dated August 2, 2023**
>   **File No. 333-261034**

Dear Gavin Michael:

We have reviewed your August 2, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 12, 2023 letter.

Response Dated August 2, 2023

General

1.   We note your response to comment 1 and the introductory portion of your response letter where you state that you intend to include additional, or revised, disclosures in response to the staff's comments in a Current Report on Form 8-K that you will incorporate by reference into the registration statement. Please revise your next post-effective amendment to include the additional, or revised, disclosures in response to our comments directly therein.

2.   Please disclose your marketing efforts in connection with the Bakkt Crypto platform and

clarify whether and how you encourage customers to use the platform, including
your digital engagement practices, addressing, without limitation:

- The analytical and technological tools and methods you use in connection with
such practices and your use of technology to develop and provide investment
education tools;
- Whether any of such practices encourage retail investors to trade more often, invest
in different crypto assets or change investment strategies;
- Whether you use any optimization functions (e.g., to increase platform revenues, data
collection and customer engagement). To the extent your use of any optimization
functions may lead to potential conflicts between your platform and investors, please
add related risk factor disclosure; and
- Your data collection practices or those of your third-party service providers.

3. We note your disclosure in your Form 10-Q for the period ended June 30, 2023 that you
"provide custody services for Bakkt Crypto's customers and for Bakkt Trust's standalone
custody customers." Please also address custody services for customers of Bakkt
Marketplace. In addition, we note that you acquired Bumped Financial, LLC (renamed
Bakkt Brokerage) in February 2023. Please clarify the activities engaged in, or expected to
be engaged in, by Bakkt Brokerage.

4. Please revise your disclosure to discuss the capital requirements applicable to Bakkt
Brokerage, LLC.

5. We note your disclosure on page 42 of your Form 10-Q for the period ended June 30,
2023 that you receive "client platform fees." Please revise your disclosure to clarify what
these fees are for and who pays them.

6. Please revise to describe the terms and provisions of your insurance policies, including
insurance policies covering the crypto assets that you hold on behalf of customers in
wallets in your custody or with third-party custodians, including, the amount of coverage,
term, termination provisions, renewal options and limitations on coverage.

7. We note your proposed disclosure that Bakkt Crypto account holders are able to purchase
crypto assets, store crypto assets in Bakkt Crypto-controlled wallets, liquidate their
holdings, and transfer select crypto assets between a Bakkt Crypto-controlled wallet and
external wallets in certain jurisdictions. Please revise your disclosure to clarify whether
there currently are, or in the future may be, any crypto assets that Bakkt account holders
are able to purchase that cannot be transferred to an external wallet (i.e., off Bakkt
Crypto's platform). If any such crypto assets are currently known or expected, please
revise to affirmatively identify the same to the extent the information is material and
reasonably available.

<u>Annex A</u>
<u>Business Updates</u>
<u>Apex Crypto Acquisition, page 1</u>

8.   We note your proposed disclosure under this heading that, "Bakkt Crypto offers consumers the opportunity to purchase, store and sell virtual currencies through front-end trading platforms sponsored by Bakkt Crypto's third-party partners." Please revise to include diagrams, along with narrative descriptions of how Bakkt Crypto's business model works, including the different types of customer transactions and depicting the flow of funds between parties involved. Your discussion should clarify your role in the transaction (e.g., principal vs. agent) and at what point(s) in the process commissions and fees are recognized and earned on all customer transactions. In addition, similar information should be provided reflecting all of the company's rights or abilities to borrow, pledge, repledge, hypothecate, rehypothecate, loan or invest the customer assets as well as their own. In addition, and for example purposes only:

- Please revise to describe how transactions are executed and settled. Please also clarify if Bakkt Crypto routes orders to other trading venues and whether customers are required to pre-fund their transactions.
- Please revise to clarify how the Bakkt Crypto trading platform differs from or interacts with the trading platform operated by Bakkt Marketplace, and clarify whether or not it is your intent to combine these platforms.
- Please identify the third-party partners to which you refer and identify the role of each third-party partner.
- You state that Bakkt Crypto is gauging demand for, among other things, "internal and/or external wallet transfers of crypto assets, subject to risk assessment on incoming and outgoing transfers." Please clarify what this is intended to refer to and how it differs from Bakkt Crypto's existing operations.
- You state that a majority of the fintech partners with which Bakkt Crypto had an agreement "are also part of Apex Fintech Solutions' client network." Please elaborate on this statement and how it relates to Bakkt Crypto's business.
- You state that "*[i]n most cases*, the agreements also contain provisions giving Bakkt Crypto discretion in the choice of crypto assets offered to each partner through its platform…" (emphasis added). Does this mean that, in some cases, Bakkt Crypto is contractually obligated to provide services relating to certain crypto assets that it might not otherwise support? If so, please discuss the regulatory risks associated with these contractual provisions.

9.   We note your references to "virtual currencies" and "crypto assets." To the extent you are using these terms interchangeably, please revise your disclosure to use one term. If these terms are instead being used to mean different things, please revise to define each term on first use.

10.   We note your proposed disclosure under this heading that you are gauging demand for offering the following additional products or services in the near future to your customers:

- The opportunity to purchase, store and sell non-fungible tokens or NFTs;
- Services for customers in jurisdictions outside of the United States;
- Internal and/or external wallet transfers of crypto assets, subject to risk assessment on incoming and outgoing transfers; and
- Enhanced capabilities on your trading platform, including support for larger orders and recurring buys, and extending the platform to support institutional execution.

To the extent available, please revise to update the status of these potential products or services, including timelines and anticipated costs to making them available to your customers.

Crypto Assets and Services Offered by Bakkt, page 2

11. We note your table on page 3 identifying all of the crypto assets that you facilitate transactions in. Please revise to also identify all of the crypto asset services that you offer for each asset. Consider also using a table or chart to identify the corresponding services for each asset.

12. We note your proposed disclosure that "[a]s of August 2, 2023, [you] have delisted, or determined to delist, 37 of the 45 crypto assets that had historically been available for trading on the Bakkt Crypto platform." Please revise to clarify the specific date or dates on which the crypto assets were delisted. Please also discuss how you expect those delistings to impact your business and results of operations in future periods.

Crypto Services for Retail Customers, page 3

13. We note your proposed disclosure in response to comment 4 that you intend to expand your services to include crypto payouts and crypto rewards. Please provide expanded disclosure regarding these proposed services and disclose the steps necessary to introduce each service. Also please disclose the expected timeline and associated costs and risks related to the development and operation of each service.

14. We note your proposed disclosure that you are "evaluating opportunities to offer staking (only to customers in jurisdictions outside of the United States)." Please tell us whether or not you intend to have a staking program, and provide disclosure regarding any staking program to the extent available. Please also disclose the expected timeline and associated costs and risks related to the development and operation of a staking program. To the extent that you may offer staking to your customers but do not have a timeline related to the development of the staking program, in future filings, please disclose the factors you will consider when determining whether and when to offer a staking program to your customers.

Bakkt Rewards, page 3

15. Please revise to describe the material terms and conditions of the Bakkt Rewards program, to the extent such material terms are currently known although not finalized. Please

address the following points, to the extent the information is material and reasonably available:

- Discuss how the platform users earn crypto asset rewards or reward currencies (e.g., points or miles);
- Disclose how and when you issue the crypto rewards or reward currencies to a platform user's account;
- Clarify whether you are considering expanding the available rewards to crypto assets other than bitcoin;
- Noting your proposed disclosure that existing reward currencies (e.g., points or miles) can be redeemed into crypto assets by platform users, please disclose the exchange rate for redemption of reward currencies into crypto assets, whether it is subject to change and, if so, how and when;
- Clarify what rewards other than crypto assets, if any, users are able to receive by redeeming reward currencies;
- Clarify whether the reward currencies can be spent outside of your platform or have monetary value outside of your platform; and
- Describe any other rights or benefits conferred by the reward currencies (e.g., expiration date, transferability, etc.).

Bakkt Payouts, page 3

16. Please disclose in greater detail how the Bakkt Payouts program will operate, including how the crypto assets are acquired and whether this service will support all of the crypto assets listed in the table on page 3. In addition, noting your proposed disclosure that Bakkt intends to support "scheduled automatic buys," which you refer to as "Dollar Cost Averaging," please revise to provide examples illustrating how this program operates. Please also revise your risk factor disclosures regarding facilitating transactions in securities to cover these services.

17. As a related matter, we note your proposed disclosure that this product is currently pending the approval of the New York State Department of Financial Services. Please revise to discuss the current status of the approval process, including any contingencies needed to be resolved prior to obtaining approval, and the estimated timing of obtaining approval.

Institutional Client Business - Crypto Custody Services, page 4

18. We note your proposed disclosure that Bakkt Trust intends to expand the list of crypto assets for which it provides custody services to include more of the crypto assets which you support for trading. Please revise your disclosure to specify which crypto assets Bakkt Trust intends to provide custody services for going forward.

Policies and Procedures
Custody-Related Policies, page 4

19.   We note your proposed disclosure under this heading that Bakkt Crypto makes use of third-party providers of custodial services, including Coinbase Custody Trust Company, LLC and BitGo Trust Company, to hold customer crypto assets as custodian…" However, on page 39 of your most recent 10-Q you state that "we do not presently utilize third-party custodians." Please reconcile these statements.

20.   Please file any agreement you have for the provision of custodial services as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

21.   Please revise to disclose the proportion of customer crypto assets that Bakkt Crypto self-custodies using the Fireblocks Vault service, which you reference. Also please discuss the material risks attendant to self-custodying customer crypto assets.

22.   We note your proposed disclosure that you make use of third-party providers of custodial services and that you also self custody customer crypto assets. Please revise to further describe your custodial practices for crypto assets, including the items below:
    • Discuss what portion of the crypto assets are held in hot wallets and cold wallets, respectively, and whether there are differential storage practices with regard to your own crypto asset holdings versus customers';
    • Disclose the geographic location where the crypto assets are held in cold wallets and how the private keys are located;
    • Disclose the material terms of your arrangements with each of Coinbase Custody Trust Company, LLC and BitGo Trust Company as custodian, including, without limitation: (i) in what manner the custodian is required to store your crypto assets; (ii) whether it is contractually required to hold your crypto assets in cold storage; (iii) what security precautions your custodian is required to undertake; and (iv) what inspection rights you have. Also please clarify whether Bakkt Crypto utilizes the custodial services of any third parties other than those you reference (i.e., Coinbase Custody Trust Company, LLC and BitGo Trust Company);
    • Identify the person(s) that have access to the crypto assets and whether any persons (e.g., auditors, etc.) are responsible for verifying the existence thereof. Also clarify whether any insurance providers have inspection rights associated with the crypto assets held in storage;
    • Identify the person(s) that have the authority to release the proceeds from your wallets; and
    • Discuss how the existence, exclusive ownership and software functionality of private digital keys and other ownership records are validated by the relevant parties.

Listing-Related Policies, page 5

23.   Please revise to discuss in greater detail the material terms of Bakkt Marketplace's crypto asset listing policy, as well as the weight ascribed to the various factors considered, such

as the Crypto Rating Council scoring system.

Risk Factor Updates
Regulatory regimes governing blockchain technologies and crypto..., page 12

24. We note your proposed disclosure under this risk factor. Please further revise to discuss the IRS's recent proposed regulations relating to the reporting of crypto asset transactions by brokers.

25. We note your proposed disclosure regarding the Southern District of New York's decision in Ripple Labs, Inc. Please balance your disclosure by addressing the Southern District of New York's decision in Terraform Labs.

A crypto asset's status as a "security" in any relevant jurisdiction..., page 14

26. We note your proposed disclosure on page 17 that you "could be subject to judicial or administrative sanctions…for acting as a broker, dealer, or national securities exchange without appropriate registration." Please revise to also address acting as a clearing agency without appropriate registration.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551- 3552 or Sandra Hunter Berkheimer at (202) 551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets